EXHIBIT D(10)(F)

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Agreement (hereinafter referred as the “Assignment”) is made effective as of December 31, 2009, by and between Invesco Aim Capital Management, Inc. (“Invesco Aim”), Invesco Institutional (N.A.), Inc. (“Invesco Institutional”) and The Variable Annuity Life Insurance Company, a Texas corporation (“VALIC”).

WHEREAS, Invesco Aim entered into that certain Investment Sub-Advisory Agreement, dated as of December 20, 2004 (the “Agreement”), with VALIC that designates Invesco Aim as the investment manager for the [VALIC Company I Global Real Estate Fund, International Growth I Fund, Large Capital Growth Fund and Small Cap Fund][VALIC Company II International Small Cap Equity Fund and Mid Cap Growth Fund], as listed on Schedule A hereto (the “Funds”); and

WHEREAS, the assignment of the Agreement by Invesco Aim to Invesco Institutional pursuant to this Assignment will not result in (a) a change of control or management of the investment adviser to the Fund, (b) a material change in the nature or the level of actual investment advisory and administrative services provided to the Funds, or (c) a change in the investment management personnel who manage the Fund, and, therefore, is not an assignment for purposes of Section 15(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”).

NOW, THEREFORE, IN CONSIDERATION of the mutual promises and agreements herein contained, the parties to this Assignment agree as follows:

1.          Effective December 31, 2009, Invesco Institutional hereby assumes all rights, obligations, responsibilities, and liabilities of Invesco Aim under the Agreement that relate to the Funds.

2.          Effective December 31, 2009, Invesco Aim is hereby released from all of its obligations, responsibilities and liabilities under the Agreement that relate to the Funds.

3.          Effective December 31, 2009, the Agreement, as it relates to the Funds, shall have the same force and effect as if such agreement were executed by Invesco Institutional.

4.          Invesco Aim represents that the transfer of the Agreement to Invesco Institutional will not result in an actual change in control, which would result in a termination of the Agreement due to “assignment” pursuant to Section 2(a)(4) of the 1940 Act, as amended, or Rule 2a-6 thereunder. Invesco Aim will deliver an opinion from its legal counsel, Stradley Ronon Stevens & Young, LLP, confirming that the consolidation will not result in an actual change in control prior to effecting the transaction.

5.          VALIC hereby consent to such assignment and assumption.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed by their respective duly authorized officers as of the effective date above written.

Invesco Aim Capital Management, Inc.	The Variable Annuity Life Insurance Company

By: /s/ P. MICHELLE GRACE	By: /s/ KURT W. BERNLOHR
Name: P. Michelle Grace	Name: Kurt Bernlohr
Title: Vice President	Title: Senior Vice President

Invesco Institutional, N.A. (to be renamed Invesco Advisers, Inc.)

By: /s/ TODD L. SPILLANE
Name: Todd L. Spillane
Title: Senior Vice President & Chief Compliance Officer

Schedule A

to

Assignment and Assumption Agreement dated December 31, 2009

Fund:

Global Real Estate Fund

International Growth I Fund

Large Capital Growth Fund

Small Cap Fund

Fund:

International Small Cap Equity Fund

Mid Cap Growth Fund